Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien

Investor Relations

51job, Inc.

+86-21-6879-6250

ir@51job.com

51job, Inc. Reports Third Quarter 2019 Financial Results

SHANGHAI, November 14, 2019 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the third quarter of 2019 ended September 30, 2019.

Third Quarter 2019 Financial Highlights:

•	Net revenues increased 3.6% over Q3 2018 to RMB989.0 million (US$138.4 million)

•	Online recruitment services revenues decreased 2.4%

•	Other human resource related revenues increased 16.4%

•	Gross margin was 69.0% compared with 71.7% in Q3 2018

•	Income from operations was RMB256.7 million (US$35.9 million)

•	Fully diluted earnings per share was RMB4.44 (US$0.62)

•	Excluding share-based compensation expense and gain from foreign currency translation, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share was RMB4.49 (US$0.63)

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, said, “The diverse nature and strength of our proven, integrated HR solutions model enabled us to maintain solid profitability in the third quarter. Although near-term hiring sentiment remains weak and has negatively affected our online recruitment business, the resiliency of our other HR services area has seen consistent progress in employer engagement in these challenging market conditions of 2019. As we wrap up the year, we will continue to lay the groundwork for 51job’s long-term successful development with a disciplined focus on executing our strategic plan: to deepen customer relationships across the entire talent management value chain, to improve user experience and effectiveness, and to expand our HR ecosystem with new innovative products, technology and partners.”

Third Quarter 2019 Unaudited Financial Results

Net revenues for the third quarter ended September 30, 2019 were RMB989.0 million (US$138.4 million), an increase of 3.6% from RMB954.6 million for the same quarter in 2018.

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51job, Inc. Reports Third Quarter 2019 Financial Results

November 14, 2019

Online recruitment services revenues for the third quarter of 2019 were RMB633.4 million (US$88.6 million), representing a 2.4% decrease from RMB649.3 million for the same quarter of the prior year. The decline was due to weak macroeconomic conditions and soft hiring demand by employers in China in 2019. The estimated number of unique employers utilizing the Company’s online services decreased 14.1% to 313,687 in the third quarter of 2019 compared with 365,386 for the same quarter of the prior year, primarily due to reduced recruitment need or inactivity expressed by smaller-sized customer accounts. However, average revenue per unique employer increased 13.6% in the third quarter of 2019 as compared with the same quarter in 2018, driven by the Company’s up-selling efforts and focus on sales opportunities with larger-sized customer accounts. The estimated number of unique employers in the third quarter of 2019 reflects those employers currently assigned a unique identification number in the Company’s management information systems and does not include employers utilizing Lagou.com.

Other human resource related revenues for the third quarter of 2019 increased 16.4% to RMB355.6 million (US$49.7 million) from RMB305.4 million for the same quarter in 2018. The increase was primarily due to greater usage and growth of training, assessment and business process outsourcing services.

Gross profit for the third quarter of 2019 was RMB682.3 million (US$95.5 million) compared with RMB684.7 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 69.0% in the third quarter of 2019 compared with 71.7% for the same quarter in 2018. The increase in cost of services was primarily due to higher employee compensation expenses as well as seasonal staff additions in preparation for the upcoming peak campus recruitment period in the fourth quarter.

Operating expenses for the third quarter of 2019 increased 2.7% to RMB425.5 million (US$59.5 million) from RMB414.1 million for the same quarter in 2018. Sales and marketing expenses for the third quarter of 2019 increased 0.7% to RMB325.8 million (US$45.6 million) from RMB323.4 million for the same quarter of the prior year. General and administrative expenses for the third quarter of 2019 increased 9.9% to RMB99.7 million (US$14.0 million) from RMB90.8 million for the same quarter of the prior year primarily due to higher employee compensation expenses, in particular share-based compensation, as well as a larger provision for doubtful accounts.

Income from operations for the third quarter of 2019 decreased 5.1% to RMB256.7 million (US$35.9 million) from RMB270.5 million for the third quarter of 2018. Operating margin, which is income from operations as a percentage of net revenues, was 26.0% in the third quarter of 2019 compared with 28.3% for the same quarter in 2018. Excluding share-based compensation expense, operating margin would have been 29.5% in the third quarter of 2019 compared with 31.4% for the same quarter in 2018.

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51job, Inc. Reports Third Quarter 2019 Financial Results

November 14, 2019

The Company recognized a gain from foreign currency translation of RMB31.4 million (US$4.4 million) in the third quarter of 2019 compared with a loss of RMB67.1 million in the third quarter of 2018 primarily due to the impact of the change in exchange rate between the Renminbi and the U.S. dollar on the Company’s U.S. dollar cash deposits.

Other income in the third quarter of 2019 included local government financial subsidies of RMB9.3 million (US$1.3 million) compared with RMB1.2 million in the third quarter of 2018.

Net income attributable to 51job for the third quarter of 2019 was RMB300.2 million (US$42.0 million) compared with RMB785.4 million for the same quarter in 2018. Fully diluted earnings per share for the third quarter of 2019 was RMB4.44 (US$0.62) compared with RMB5.16 for the same quarter in 2018.

In the third quarter of 2019, total share-based compensation expense was RMB34.8 million (US$4.9 million) compared with RMB29.2 million in the third quarter of 2018.

Excluding share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the third quarter of 2019 was RMB303.7 million (US$42.5 million) compared with RMB333.1 million for the third quarter of 2018. Non-GAAP adjusted fully diluted earnings per share was RMB4.49 (US$0.63) in the third quarter of 2019 compared with RMB5.09 in the third quarter of 2018.

As of September 30, 2019, cash and short-term investments totaled RMB10,177.9 million (US$1,423.9 million) compared with RMB8,834.2 million as of December 31, 2018.

Business Outlook

Based on current market and operating conditions, the Company’s net revenues target for the fourth quarter of 2019 is in the estimated range of RMB1,080 million to RMB1,120 million (US$151.1 million to US$156.7 million). Guidance for earnings per share is provided on a non-GAAP basis due to the inherent difficulty in forecasting the future impact of certain items, such as gain/loss from foreign currency translation. The Company is not able to provide a reconciliation of these non-GAAP items to expected reported GAAP earnings per share, without unreasonable efforts, due to the unknown effect and potential significance of such future impact. Excluding share-based compensation expense and any gain or loss from foreign currency translation, as well as the related tax effect of these items, the Company’s non-GAAP fully diluted earnings target for the fourth quarter of 2019 is in the estimated range of RMB4.45 to RMB4.75 (US$0.62 to US$0.66) per share. The Company expects total share-based compensation expense in the fourth quarter of 2019 to be in the estimated range of RMB34 million to RMB35 million (US$4.8 million to US$4.9 million).

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51job, Inc. Reports Third Quarter 2019 Financial Results

November 14, 2019

Recent Investments and Transactions

The Company has recently completed transactions to acquire minority equity interests in companies which will enhance and expand 51job’s HR services ecosystem with new products and technology to employers and job seekers. These investments include approximately US$80 million for a 17.5% equity interest in CDP Holdings, Ltd., a leading provider of human capital management services delivered through a cloud-based technology platform in China, and approximately US$3 million in Fountain, a leading recruiting platform that focuses on gig and hourly service workers within the on-demand labor market in the United States.

The Company has also entered into an agreement to be a cornerstone investor in the initial public offering of Huali University Group Limited (“Huali”), a leading large-scale private higher education and vocational education group in South China. The Company will make a RMB200 million investment in Huali upon its completed listing on the Hong Kong Stock Exchange, which is expected to occur before the end of 2019.

These transactions have been or will be funded from the Company’s existing cash resources.

Presentation and Reclassification of Government Surcharges

Beginning January 1, 2019, the Company’s presentation of government surcharges has changed, and government surcharges have been included in cost of services. The prior year’s amount of government surcharges has been reclassified to conform with the current year’s presentation. This reclassification had no effect on the reported results in the consolidated statements of operations and comprehensive income.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB7.1477 to US$1.00, the noon buying rate on September 30, 2019 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

The Company’s management will hold a conference call at 8:00 p.m. Eastern Time on November 14, 2019 (9:00 a.m. Beijing / Hong Kong time zone on November 15, 2019) to discuss its third quarter 2019 financial results, operating performance and business outlook. To dial in to the call, please use the following telephone numbers:

US: +1-888-346-8982

International: +1-412-902-4272

Hong Kong: +852-3018-4992

Conference ID: 51job

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51job, Inc. Reports Third Quarter 2019 Financial Results

November 14, 2019

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income, adjusted net income attributable to 51job and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect, from its non-GAAP financial measures is useful for its management and investors as such translation or mark-to-market loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, http://www.51jingying.com, http://www.lagou.com, and http://www.51mdd.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, campus recruitment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide network of sales and service locations spanning 37 cities across China.

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51job, Inc. Reports Third Quarter 2019 Financial Results

November 14, 2019

 Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," “targets, "confident" and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; behavioral and operational changes of enterprises in meeting their human resource needs as they respond to evolving social, political, regulatory and financial conditions in China; introduction by competitors of new or enhanced products or services; price competition in the market for the various human resource services that 51job provides in China; acceptance of new products and services developed or introduced by 51job outside of the human resources industry; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; and fluctuations in general economic and business conditions in China. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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51job, Inc. Reports Third Quarter 2019 Financial Results

November 14, 2019

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
Revenues:
Online recruitment services	649,275	633,393	88,615
Other human resource related revenues	305,370	355,560	49,745

Net revenues (Note 2)	954,645	988,953	138,360
Cost of services (Note 3)	(269,969)	(306,690)	(42,908)

Gross profit	684,676	682,263	95,452

Operating expenses:
Sales and marketing (Note 4)	(323,373)	(325,779)	(45,578)
General and administrative (Note 5)	(90,758)	(99,738)	(13,954)

Total operating expenses	(414,131)	(425,517)	(59,532)

Income from operations	270,545	256,746	35,920

Gain (Loss) from foreign currency translation	(67,089)	31,366	4,388
Interest and investment income, net	29,654	48,390	6,770
Change in fair value of convertible senior notes	548,626	—	—
Gain from sale of long-term investments	61,070	—	—
Other income, net	3,330	12,729	1,781

Income before income tax expense	846,136	349,231	48,859
Income tax expense	(61,228)	(50,784)	(7,105)

Net income	784,908	298,447	41,754
Net loss attributable to non-controlling interests	515	1,714	240

Net income attributable to 51job, Inc.	785,423	300,161	41,994

Net income	784,908	298,447	41,754
Other comprehensive income (loss)	(20,795)	386	54

Total comprehensive income	764,113	298,833	41,808

Earnings per share:
Basic	12.78	4.52	0.63
Diluted (Note 6)	5.16	4.44	0.62

Weighted average number of common shares outstanding:
Basic	61,465,682	66,369,912	66,369,912
Diluted	67,304,326	67,622,677	67,622,677

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB7.1477 to US$1.00 on September 30, 2019 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Beginning January 1, 2019, government surcharges have been included in cost of services. The prior year's amount of government surcharges has been reclassified to conform with the current year's presentation. This reclassification had no effect on the reported results in the consolidated statements of operations and comprehensive income.

(3) Includes share-based compensation expense of RMB4,654 and RMB5,558 (US$778) for the three months ended September 30, 2018 and 2019, respectively.

(4) Includes share-based compensation expense of RMB4,001 and RMB4,778 (US$668) for the three months ended September 30, 2018 and 2019, respectively.

(5) Includes share-based compensation expense of RMB20,518 and RMB24,498 (US$3,427) for the three months ended September 30, 2018 and 2019, respectively.

(6) Diluted earnings per share for the three months ended September 30, 2018 was calculated in accordance with the "if converted" method. This included the add-back of interest expense of RMB9,587, subtraction of change in fair value of convertible senior notes of RMB548,626, and add-back of foreign currency translation loss of RMB100,966 related to the convertible senior notes to the numerator of net income attributable to 51job, and the addition of the maximum number of 4,035,672 potentially converted shares related to the convertible senior notes to the denominator of diluted common shares for the three months ended September 30, 2018.

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51job, Inc. Reports Third Quarter 2019 Financial Results

November 14, 2019

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Nine Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
Revenues:
Online recruitment services	1,785,946	1,857,794	259,915
Other human resource related revenues	875,498	1,006,612	140,830

Net revenues (Note 2)	2,661,444	2,864,406	400,745
Cost of services (Note 3)	(739,376)	(843,787)	(118,050)

Gross profit	1,922,068	2,020,619	282,695

Operating expenses:
Sales and marketing (Note 4)	(932,403)	(928,194)	(129,859)
General and administrative (Note 5)	(264,943)	(281,937)	(39,444)

Total operating expenses	(1,197,346)	(1,210,131)	(169,303)

Income from operations	724,722	810,488	113,392

Gain (Loss) from foreign currency translation	(111,577)	73,717	10,313
Interest and investment income, net	79,088	126,370	17,680
Change in fair value of convertible senior notes	(349,789)	(752,073)	(105,219)
Gain from sale of long-term investments	61,070	—	—
Other income, net	157,514	198,116	27,717

Income before income tax expense	561,028	456,618	63,883
Income tax expense	(171,065)	(178,260)	(24,939)

Net income	389,963	278,358	38,944
Net loss attributable to non-controlling interests	6,020	4,411	617

Net income attributable to 51job, Inc.	395,983	282,769	39,561

Net income	389,963	278,358	38,944
Other comprehensive income (loss)	(20,639)	446	62

Total comprehensive income	369,324	278,804	39,006

Earnings per share:
Basic	6.46	4.38	0.61
Diluted (Note 6)	6.26	4.27	0.60

Weighted average number of common shares outstanding:
Basic	61,251,995	64,561,839	64,561,839
Diluted	63,288,619	66,245,961	66,245,961

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB7.1477 to US$1.00 on September 30, 2019 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Beginning January 1, 2019, government surcharges have been included in cost of services. The prior year's amount of government surcharges has been reclassified to conform with the current year's presentation. This reclassification had no effect on the reported results in the consolidated statements of operations and comprehensive income.

(3) Includes share-based compensation expense of RMB11,607 and RMB14,678 (US$2,054) for the nine months ended September 30, 2018 and 2019, respectively.

(4) Includes share-based compensation expense of RMB9,978 and RMB12,618 (US$1,765) for the nine months ended September 30, 2018 and 2019, respectively.

(5) Includes share-based compensation expense of RMB55,481 and RMB64,800 (US$9,066) for the nine months ended September 30, 2018 and 2019, respectively.

(6) Diluted earnings per share for the nine months ended September 30, 2018 was calculated in accordance with the "if converted" method. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings per share for the nine months ended September 30, 2018 because the effect would be anti-dilutive. On April 15, 2019, the convertible senior notes matured, and the note holders requested the conversion of the senior notes into 4,035,664 shares.

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51job, Inc. Reports Third Quarter 2019 Financial Results

November 14, 2019

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
GAAP income before income tax expense	846,136	349,231	48,859
Add back: Share-based compensation	29,173	34,834	4,873
Add back: (Gain) Loss from foreign currency translation	67,089	(31,366)	(4,388)
Add back: Change in fair value of convertible senior notes	(548,626)	—	—
Non-GAAP income before income tax expense	393,772	352,699	49,344

GAAP income tax expense	(61,228)	(50,784)	(7,105)
Tax effect of non-GAAP line items	(5)	76	11
Non-GAAP income tax expense	(61,233)	(50,708)	(7,094)

Non-GAAP adjusted net income	332,539	301,991	42,250

Non-GAAP adjusted net income attributable to 51job, Inc.	333,054	303,705	42,490

Non-GAAP adjusted earnings per share:
Basic	5.42	4.58	0.64
Diluted (Note 2)	5.09	4.49	0.63

Weighted average number of common shares outstanding:
Basic	61,465,682	66,369,912	66,369,912
Diluted	67,304,326	67,622,677	67,622,677

	For the Nine Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
GAAP income before income tax expense	561,028	456,618	63,883
Add back: Share-based compensation	77,066	92,096	12,885
Add back: (Gain) Loss from foreign currency translation	111,577	(73,717)	(10,313)
Add back: Change in fair value of convertible senior notes	349,789	752,073	105,219
Non-GAAP income before income tax expense	1,099,460	1,227,070	171,674

GAAP income tax expense	(171,065)	(178,260)	(24,939)
Tax effect of non-GAAP line items	46	20	3
Non-GAAP income tax expense	(171,019)	(178,240)	(24,936)

Non-GAAP adjusted net income	928,441	1,048,830	146,738

Non-GAAP adjusted net income attributable to 51job, Inc.	934,461	1,053,241	147,355

Non-GAAP adjusted earnings per share:
Basic	15.26	16.31	2.28
Diluted (Note 2)	14.29	15.90	2.22

Weighted average number of common shares outstanding:
Basic	61,251,995	64,561,839	64,561,839
Diluted	67,324,291	66,245,961	66,245,961

 Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB7.1477 to US$1.00 on September 30, 2019 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Diluted earnings per share for the three and nine months ended September 30, 2018 were calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB9,587 and RMB27,490 related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the three and nine months ended September 30, 2018, respectively. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the three and nine months ended September 30, 2018. On April 15, 2019, the convertible senior notes matured, and the note holders requested the conversion of the senior notes into 4,035,664 shares.

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51job, Inc. Reports Third Quarter 2019 Financial Results

November 14, 2019

51job, Inc.

Consolidated Balance Sheets

	As of
	December 31, 2018	September 30, 2019	September 30, 2019
(In thousands, except share and per share data)	(audited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
ASSETS

Current assets:
Cash	1,968,351	2,222,881	310,992
Restricted cash	5,770	5,470	765
Short-term investments	6,865,886	7,955,020	1,112,948
Accounts receivable (net of allowance of RMB11,014 and RMB10,855 as of December 31, 2018 and September 30, 2019, respectively)	230,065	257,745	36,060
Prepayments and other current assets	606,918	675,326	94,482

Total current assets	9,676,990	11,116,442	1,555,247

Non-current assets:
Long-term investments	729,095	832,195	116,428
Property and equipment, net	527,020	275,371	38,526
Goodwill	1,036,124	1,036,124	144,959
Intangible assets, net	244,446	213,096	29,813
Right-of-use assets (Note 2)	—	332,436	46,510
Other long-term assets	9,736	10,449	1,462
Deferred tax assets	15,005	17,878	2,501

Total non-current assets	2,561,426	2,717,549	380,199

Total assets	12,238,416	13,833,991	1,935,446

LIABILITIES, MEZZANINE EQUITY AND EQUITY

Current liabilities:
Accounts payable	49,881	58,980	8,252
Salary and employee related accrual	164,134	198,153	27,723
Taxes payable	191,793	149,379	20,899
Advance from customers	1,126,300	1,156,914	161,858
Convertible senior notes	1,725,182	—	—
Lease liabilities, current (Note 2)	—	37,731	5,279
Other payables and accruals	952,178	1,138,982	159,349

Total current liabilities	4,209,468	2,740,139	383,360

Non-current liabilities:
Lease liabilities, non-current (Note 2)	—	58,134	8,133
Deferred tax liabilities	210,752	229,242	32,072

Total non-current liabilities	210,752	287,376	40,205

Total liabilities	4,420,220	3,027,515	423,565

Mezzanine equity:
Redeemable non-controlling interests	225,645	219,035	30,644

Shareholders' equity:

Common shares (US$0.0001 par value: 500,000,000 shares authorized, 61,874,716 and 66,415,613 shares issued and outstanding as of December 31, 2018 and September 30, 2019,respectively)	50	53	7
Additional paid-in capital	2,055,036	4,764,484	666,576
Statutory reserves	17,279	17,279	2,418
Accumulated other comprehensive income	254,185	254,631	35,624
Retained earnings	5,242,691	5,525,460	773,040

Total 51job, Inc. shareholders' equity	7,569,241	10,561,907	1,477,665

Non-controlling interests	23,310	25,534	3,572

Total equity	7,592,551	10,587,441	1,481,237

Total liabilities, mezzanine equity and equity	12,238,416	13,833,991	1,935,446

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB7.1477 to US$1.00 on September 30, 2019 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) The Company has adopted ASU No. 2016-02, "Leases," beginning January 1, 2019. Under the new provisions, the Company has recognized right-of-use assets and lease liabilities for all operating leases related to office buildings with terms more than 12 months.

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